SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

INFORMATION STATEMENT PURSUANT TO RULE 13D-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Selectica, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

816288104

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 816288104	Page 1 of 7 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons The PNC Financial Services Group, Inc. 25-1435979
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 25
6) Shared Voting Power 1,940,130
7) Sole Dispositive Power -0-
8) Shared Dispositive Power 1,940,130

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,940,155
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 6.82
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 816288104	Page 2 of 7 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bancorp, Inc. 51-0326854
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 25
6) Shared Voting Power 1,940,130
7) Sole Dispositive Power -0-
8) Shared Dispositive Power 1,940,130

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,940,155
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 6.82
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 816288104	Page 3 of 7 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bank, National Association 22-1146430
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 25
6) Shared Voting Power 1,940,130
7) Sole Dispositive Power -0-
8) Shared Dispositive Power 1,940,130

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,940,155
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 6.82
12)	Type of Reporting Person (See Instructions) BK

Page 4 of 7 Pages

ITEM 1(a) - NAME OF ISSUER:

Selectica, Inc.

ITEM 1(b) - ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

1740 Technology Dr., Suite 450

San Jose, CA 95134

ITEM 2(a) - NAME OF PERSON FILING:

The PNC Financial Services Group, Inc.; PNC Bancorp, Inc.; and

PNC Bank, National Association

ITEM 2(b) - ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The PNC Financial Services Group, Inc. - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

PNC Bancorp, Inc. - 300 Delaware Avenue, Suite 304, Wilmington, DE 19801

PNC Bank, National Association - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

ITEM 2(c) - CITIZENSHIP:

The PNC Financial Services Group, Inc. - Pennsylvania

PNC Bancorp, Inc. - Delaware

PNC Bank, National Association - United States

ITEM 2(d) - TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e) - CUSIP NUMBER:

816288104

ITEM 3 - IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☒ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment Company registered under Section 8 of the Investment Company Act;

(e)	☐ An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒ A Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ Group, in accordance with Rule 13d(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Page 5 of 7 Pages

ITEM 4 - OWNERSHIP:

The following information is as of December 31, 2007:

(a) Amount Beneficially Owned:	1,940,155 shares*
*See the response to Item 6.
(b) Percent of Class:	6.82

(c) Number of shares to which such person has:
(i) sole power to vote or to direct the vote	25
(ii) shared power to vote or to direct the vote	1,940,130
(iii) sole power to dispose or to direct the disposition of	-0-
(iv) shared power to dispose or to direct the disposition of	1,940,130

ITEM 5 - OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable.

ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Of the total shares of Common Stock reported herein, 1,940,130 shares are held in Trust Accounts created by an Amended and Restated Trust Agreement dated September 20, 1983, in which Lloyd I. Miller, Jr. was Grantor and for which PNC Bank, National Association serves as Trustee.

In connection with the Trust Accounts, Lloyd I. Miller, III and PNC Bank, National Association, in its capacity as Trustee, have entered into an Investment Advisory Agreement dated as of April 1, 2002. Either party may terminate the Investment Advisory Agreement on 30 days’ prior written notice.

Of the total shares of Common Stock reported herein, 25 shares are held in accounts at PNC Bank, National Association in a fiduciary capacity.

ITEM 7 - IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of The PNC Financial Services Group, Inc. - HC:

PNC Bancorp, Inc. - HC (wholly owned subsidiary of The PNC Financial Services Group, Inc.)

PNC Bank, National Association - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

ITEM 8 - IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable.

ITEM 9 - NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

Page 6 of 7 Pages

ITEM 10 - CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2008 Date

By:	/s/ Joseph C. Guyaux
Signature - The PNC Financial Services Group, Inc.

Joseph C. Guyaux, President Name & Title

February 8, 2008 Date

By:	/s/ Maria C. Schaffer
Signature - PNC Bancorp, Inc.

Maria C. Schaffer, Executive Vice President
Name & Title

February 8, 2008 Date

By:	/s/ Joseph C. Guyaux
Signature - PNC Bank, National Association

Joseph C. Guyaux, President
Name & Title

Page 7 of 7 Pages

EXHIBIT A

AGREEMENT

February 8, 2008

The undersigned hereby agree to file a joint statement on Schedule 13G under the Securities and Exchange Act of 1934, as amended (the “Act”) in connection with their beneficial ownership of common stock issued by Selectica, Inc.

Each of the undersigned states that it is entitled to individually use Schedule 13G pursuant to Rule 13d-1(c) of the Act.

Each of the undersigned is responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but none is responsible for the completeness or accuracy of the information concerning the others.

This Agreement applies to any amendments to Schedule 13G.

THE PNC FINANCIAL SERVICES GROUP, INC.

BY:	/s/ Joseph C. Guyaux
Joseph C. Guyaux, President

PNC BANCORP, INC.

BY:	/s/ Maria C. Schaffer
Maria C. Schaffer, Executive Vice President

PNC BANK, NATIONAL ASSOCIATION

BY:	/s/ Joseph C. Guyaux
Joseph C. Guyaux, President